Registration No. 333-62464
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Pre Effective Amendment No. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  VISEON, INC.
             (Exact name of registrant as specified in its charter)

      NEVADA                                                      41-1767211
(STATE OR OTHER JURISDICTION OF                              (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                               IDENTIFICATION NO.)
                              5593 WEST 78th STREET
                                 EDINA, MN 55439
                                 (952) 896-3020
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                Richard F. Craven
                              Chairman of the Board
                                  Viseon, Inc.
                              5593 West 78th Street
                                 Edina, MN 55439
                                 (952) 896-3020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             Robert R. Ribeiro, Esq.
                              Barbara Muller, Esq.
                            Fredrikson & Byron, P.A.
                            1100 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 347-7184

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
Title of each class of securities         Amount         Proposed maximum     Proposed maximum    Amount of registration
to be Registered                     to be registered   offering price per   aggregate offering            fee(2)
                                                             unit(1)              price(1)
Common stock to be offered by the        6,000,000            $0.94              $5,640,000               $1,410
Selling Shareholders
=========================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(2)      Previously paid

The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                    Subject to completion, dated July 25, 2001


                                   PROSPECTUS


                                     [LOGO]
                                     VISEON
                               VIDEO CONFERENCING


                                  Viseon, Inc.

                        6,000,000 SHARES OF COMMON STOCK

Offering Price...............   The shares may be offered for sale from time to
                                time through or to brokers or dealers in the over-the-counter market at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling shareholders. Viseon, Inc. will not receive any proceeds from the sale of shares by the selling shareholders.

Selling Shareholders.........   The shares may be offered and sold from time to
                                time by persons who are currently shareholders of Viseon, Inc., who may become shareholders upon exercise of certain warrants, or by pledgees, donees, transferees, or other successors in interest that receive such shares as a gift, distribution, or other non-sale related transfer.

Trading Market...............   Viseon, Inc. common stock is traded on the
                                over-the-counter bulletin board of the National
                                Association of Securities Dealers, Inc. ("OTC
                                Bulletin Board") under the symbol "VSNI". On May
                                29, 2001, the closing price of Viseon common stock as reported on the OTC Bulletin Board was $0.94 per share.



                             -----------------------

         THERE ARE RISKS INVOLVED WITH INVESTING IN VISEON, INC. AN INVESTOR SHOULD CAREFULLY READ THE RISK FACTOR SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 2.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The date of this prospectus is ____________________, 2001

        YOU SHOULD RELY ONLY ON THE
INFORMATION CONTAINED IN THIS DOCUMENT. WE
HAVE NOT AUTHORIZED ANYONE TO PROVIDE ANY
DIFFERENT OR ADDITIONAL INFORMATION. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE
SECURITIES AND IS NOT SOLICITING AN OFFER TO
BUY THESE SECURITIES IN ANY STATE WHERE THE
OFFER OR SALE IS ILLEGAL. THE INFORMATION IN
THIS PROSPECTUS IS COMPLETE AND ACCURATE AS
OF THE DATE ON THE COVER, BUT THE INFORMATION
MAY CHANGE IN THE FUTURE.
                                                          VISEON, INC.


                 ---------------                          COMMON STOCK

                TABLE OF CONTENTS

                                          Page      -----------------------
                                          ----
                                                           PROSPECTUS
Forward Looking Statements...................2
Risk Factors.................................2      -----------------------
Use of Proceeds..............................6
Selling Shareholders.........................6
Plan of Distribution.........................6
Description of Capital Stock.................7
Experts......................................8
Incorporation of Certain Information by
Reference....................................9
Disclosure of Commission Position on
Indemnification for Securities Act
Liabilities.................................10





                                                       _____________, 2001

                           FORWARD LOOKING STATEMENTS

         In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, readers of this document and any document incorporated by reference herein, are advised that this document and documents incorporated by reference into this document contain both statements of historical facts and forward looking statements. Forward looking statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those indicated by the forward looking statements. Examples of forward looking statements include, but are not limited to (i) projections of revenues, income or loss, earnings or loss per share, capital expenditures, dividends, capital structure and other financial items, (ii) statements of the plans and objectives of the Company or its management or Board of Directors, including the introduction of new products, or estimates or predictions of actions by customers, suppliers, competitors or regulatory authorities, (iii) statements of future economic performance, and (iv) statements of assumptions underlying other statements and statements about the Company or its business.

         This document and any documents incorporated by reference herein also identify important factors which could cause actual results to differ materially from those indicated by the forward looking statements. These risks and uncertainties include price competition, the decisions of customers, the actions of competitors, the effects of government regulation, possible delays in the introduction of new products, customer acceptance of products and services, and other factors which are described herein and/or in documents incorporated by reference herein.

         The cautionary statements made pursuant to the Private Litigation Securities Reform Act of 1995 above and elsewhere by the Company should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of such Act. Forward looking statements are beyond the ability of the Company to control and in many cases the Company cannot predict what factors would cause results to differ materially from those indicated by the forward looking statements.


                                  RISK FACTORS

        INVESTING IN OUR COMMON STOCK IS VERY RISKY. YOU SHOULD NOT INVEST ANY MONEY YOU CANNOT AFFORD TO LOSE. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION IN THIS DOCUMENT AND OUR ANNUAL REPORT FOR 2000, IN EVALUATING WHETHER TO INVEST IN OUR COMMON STOCK. SOME OF THE STATEMENTS IN THIS DOCUMENT AND OUR ANNUAL REPORT ARE NOT HISTORICAL FACTS BUT ARE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF TERMINOLOGY LIKE "ANTICIPATE," "BELIEVE," "ESTIMATE," "EXPECT," "INTEND," "MAY," "PLANS," "PROJECT" AND SIMILAR EXPRESSIONS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND SHOULD BE EVALUATED IN LIGHT OF THE FOLLOWING RISK FACTORS. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL OUTCOMES MAY VARY MATERIALLY FROM THOSE INDICATED.

         You should consider carefully the following risk factors, along with the other information contained in or incorporated by reference in this prospectus, in deciding whether to invest in our securities. These factors, among others, may cause actual results, events or performance to differ materially from those expressed in any forward-looking statements we made in this prospectus.

         We have a history of operating losses and an accumulated deficit. The Company was formed in December 1993 and has financed its operations to date through sales of its Common Stock. As of March 31, 2001, the Company had an accumulated deficit of $19,221,533. There can be no assurance that the Company will generate sufficient sales to achieve positive cash flow or profitable operations.

         Our stock is quoted on the Over-The-Counter Bulletin Board and is a "Penny Stock". The Company's Common Stock is currently quoted on the OTCBB. The Company's stock had been traded on the National Association of Securities Dealers Automatic Quotation System ("Nasdaq"), but was delisted when we failed to meet minimum listing requirements which became effective on February 23, 1998. These requirements include a minimum of $2 million in net tangible assets or $35 million in market capitalization or $500,000 in net income (in the latest fiscal year, or two of the last three fiscal years). A minimum bid price of $1.00 per share for listed stock also is required. The Company's common stock was delisted from the Nasdaq SmallCap Market for failure to meet the Nasdaq listing requirements and the Common Stock is now subject to the rules promulgated under the Securities Exchange Act of 1934 relating to "penny stocks." These rules require brokers who sell securities subject to such rules to persons other than established customers and "institutional accredited investors" to complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning the risks of trading in the security. These rules may restrict the ability of brokers to sell the Company's Common Stock and may affect the ability of purchasers in this offering to sell such Company Stock in the secondary market.

         Our success is dependent on market acceptance. Our success will depend on our ability to capitalize on the market opportunity for videoconferencing systems and to successfully market our line of videoconferencing systems and related services. Some of the systems marketed by the Company have been developed by the Company, and others are developed and manufactured by other companies in the industry. We believe that the market leaders of video conferencing equipment have been established and may continue to change during the next several years. To establish a market presence, the Company must convince a significant number of business, education and government entities that the products which may be marketed by the Company in the future offer superior features at a reasonable price as compared to other similar videoconferencing systems which have been or will become available from the Company's competitors. There can be no assurance that we will be able to obtain sufficient acceptance of our products by individuals and organizations to achieve profitable operations.

         We face intense competition. The market for videoconferencing equipment is intensely competitive. The Company's major competitors in the video conferencing market in the United States include PictureTel, Tandberg, Vcon and Polycom. These and other companies provide videoconferencing systems that provide high quality video and audio signal videoconferencing. In addition, we expect that new competitors will attempt to enter the market and that existing or new competitors will develop systems in the future that duplicate or improve on various features of the products offered by the Company. Many of the Company's competitors are well established, better known, and significantly larger, with substantially greater technical, manufacturing, marketing, and financial resources than the Company. The greater resources of many of our competitors may permit them to respond more rapidly than the Company to changes in technology. As a result, many of the products and services offered by the Company are developed and manufactured by other Companies in the industry. The Company's ability to compete in the market will depend upon a number of factors including the success of its marketing efforts and the continued ability of the Company to secure and maintain ongoing relationships with other companies in the industry which provide or support products offered by the Company. The Company competes based upon the quality, reliability, flexibility and the ease of use of its products. The Company also competes on value relative to the features its products offer. However, if the Company is forced by competitive pressure to significantly reduce prices, the Company's revenues and profitability may be adversely affected.

         We have a limited history of marketing, distribution, and sales. The Company's marketing strategy is to focus on businesses, schools and governmental entities which the Company believes will provide the most significant opportunities for sales of its system. The Company markets its products worldwide on both a direct sales basis and through distributors and dealers. The Company has contracted with RSI Marketing, LLC, to sell its products throughout North-America. Although the Company's North American resources have significant experience in marketing new products and services in the industry, such resources only have limited experience in marketing the Company's product. There can be no assurance that the Company's marketing and distribution strategy will be successful.

         Our products are subject to rapid technical obsolescence. The telecommunications industry is undergoing rapid and significant technical advances. While we believe that the Company's product offerings have certain advantages over other, currently available videoconferencing systems, we expect future technology to be superior to the technology currently used in products offered by the Company. Although the Company believes its product offerings have been designed to assimilate future technical advances, there can be no assurance that any such future advances or the development of new or competitive products by others will not render our products less competitive or obsolete.

         Our products are subject to availability, development and acceptance of communications infrastructure. We believe the growth of the videoconferencing market is dependent on the availability, and acceptance of communications networks on which high quality videoconferencing equipment may operate. Integrated Services Digital Network ("ISDN") telephone service is one such important network. To provide ISDN service to their customers, telephone companies must replace analog switches with digital switches in their local offices. In 1994, approximately 75 percent of all telephone circuits in the United States were capable of providing ISDN service. Internationally, approximately 84 percent, 80 percent and 58 percent of telephone circuits in Europe, Australia and Japan, respectively, are capable of providing ISDN service. The monthly charge for ISDN service in the United States ranges between $20 and $80 per month plus, in certain markets, per-minute charges for usage above minimum levels. Although the Company believes ISDN service will become more available and less expensive in the United States, the Company's sales of its products would be materially adversely affected if ISDN service is not available to, or not accepted by, businesses and individuals.

         We may have a need in the future for additional capital. The Company believes that it has sufficient working capital to meet its needs for the foreseeable future. Nonetheless, the Company's working capital requirements may vary substantially from those planned depending on numerous factors, including a failure to generate sufficient revenues in the future, unexpected increases in costs, and other unplanned events. If the Company is unable to generate sufficient revenues, or if, despite sufficient revenues, the Company is unable to achieve its targeted margins, it will require additional financing. In addition, the Company may need additional working capital if it experiences higher than anticipated expenses. The Company's current bank line of credit is scheduled to expire on June 26, 2001. The Company is currently in the process of attempting to either renew or replace such line of credit with a new line. If such attempts were not successful, the Company would require additional capital. The Company could also require additional capital to finance future growth or for strategic acquisitions, although no such acquisitions are currently planned. Required additional capital would be sought from a number of sources and could include sales of additional shares of capital stock or other securities or loans from banks or other sources. Any additional sales of capital stock could be dilutive to investors in this offering. The Company's ability to obtain additional funding will depend substantially on operating results in future periods. The Company will be materially adversely affected and its ability to continue in business could be jeopardized if it is not able to achieve positive cash flow or profitability or if it is not able to obtain any necessary financing on satisfactory terms.

         We are dependent on a few key personnel. The Company is highly dependent on its key management, technical and marketing personnel, particularly John Harris, the Chief Executive Officer of the Company. The Company's future success will also depend in part upon its ability to attract and retain highly qualified personnel and consultants. The Company competes for such personnel with other companies, and there can be no assurance that the Company will be successful in hiring or retaining qualified personnel or consultants. The loss of key personnel or consultants or the inability to hire or retain qualified personnel or consultants could have a material adverse effect on the Company. The Company has not entered into confidentiality, non-compete and employment agreements with Mr. Harris.

         The Company's success is dependant in part on its proprietary information, technology and expertise. The Company relies on a combination of patents, trade secrets, copyrights and confidentiality agreements to establish and protect its proprietary rights. In fiscal year 1998, the Company amended its U.S. utility patent application for its peripheral videoconferencing system, originally filed in September 1994, to narrow and refocus the Company's claims. The Company received this patent on its system on September 1, 1998 (U.S. Patent No. 5,802,281) and a second patent on June 6, 2000 (U.S. Patent No. 6,073,192). The Company has also applied for various other U.S. and foreign patents relating to its videoconferencing engines, some of which have not been granted to date.

         There can be no assurance that the Company's measures to protect its intellectual property will be successful, that it will be granted any patents in the future, or that any patents that have been or may be granted will be of value to the Company. In the absence of meaningful intellectual property protection, the Company may be vulnerable to competitors who could lawfully attempt to copy the Company's products. Moreover, there can be no assurance that other competitors may not independently develop the same or similar technology. While the Company believes that it has all rights necessary to market and sell its system without infringement of intellectual property rights held by others, there can be no assurance that such conflicting rights do not exist. The Company could incur substantial legal costs in seeking enforcement of its intellectual property rights against infringement or the unauthorized use of its proprietary technology by others or in defending itself against similar claims of others. There can be no assurance that the Company will have sufficient funds to enforce or defend its intellectual property rights.

       We do not allow cumulative voting. There is no cumulative voting for the election of directors of the Company. Accordingly, the owners of a majority of the Company's outstanding voting stock may elect all the directors, if they choose to do so, and the owners of the remaining shares will not be able to elect any directors. As of May 31, 2001, officers and directors of the Company own approximately twenty-nine and 8/10 percent (29.8%) of the outstanding shares of Common Stock.

         Anti-Takeover Provisions. The Company could adopt in the future one or more anti-takeover measures, such as a shareholder rights plan, without first seeking shareholder approval. Those measures could also make a change in control of the Company more difficult. The Company is also subject to provisions of the General Corporation law of Nevada that make certain business combinations more difficult.

         We have not paid cash dividends. The Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future.

         Director liability is limited. The Company's Amended Articles of Incorporation and Bylaws provide for indemnification of directors to the full extent permitted by the General Corporation law of

Nevada and to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of any of the shares offered by the selling shareholders.


                              SELLING SHAREHOLDERS

         Set forth below are the names of the selling shareholders, the number of shares of Viseon common stock beneficially owned by each of them on the date hereof, the number of shares offered hereby and the percentage of common stock to be owned if all shares registered hereunder are sold by the selling shareholders. Certain of the shares being offered hereby are not outstanding as of the date of this Prospectus but may be issued by the Company upon exercise of outstanding warrants. To our knowledge, none of the selling shareholders has had within the past three years any material relationship with us except as set forth in the footnotes to the following table or as described below. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

-------------------------------- ----------------------------- ------------- ------------
                                           NUMBER OF
                                             SHARES
                                          BENEFICIALLY
                                             OWNED               NUMBER OF         %
                                 -----------------------------     SHARES        OWNED
                                                   WARRANT        OFFERED        AFTER
       SELLING SHAREHOLDER           SHARES         SHARES         HEREBY       OFFERING
-------------------------------- -------------- -------------- ------------- ------------
Digital Investors, L.L.C.(1)(2)      4,500,000                     4,500,000       0
-------------------------------- -------------- -------------- ------------- ------------
RSI Marketing, L.L.C.(3)                            1,000,000      1,000,000       0
-------------------------------- -------------- -------------- ------------- ------------
Active Management, L.L.C.(4)                          500,000        500,000       0
-------------------------------- -------------- -------------- ------------- ------------

(1) The 4,500,000 shares are comprised of 1,828,572 shares previously issued to Digital Investors, L.L.C. and 2,671,428 shares to be issued and sold to Digital Investors, L.L.C. upon effectiveness of this Registration Statement and subject to no other material contingency.

(2) Digital Investors, L.L.C. is wholly owned by Digital Trust I and Digital Trust II, 50% each. The trustee of each trust, is Albert B. Greco, Jr. who has sole voting and dispositive power over all of the shares owned by Digital Investors, L.L.C.

(3) RSI Marketing, L.L.C. is wholly owned by Mark Latham, Michelle Norwood and David Sandmann (1/3, 1/3, 1/3) who control the voting and dispositive power over the shares of RSI Marketing, L.L.C. in proportion to their membership percentage ownership.

(4) Active Management, L.L.C. is operated by Christopher J. Murnane, its manager, who controls the voting and dispositive power over all of the shares owned by Active Management, L.L.C.

         On February 23, 2001, the Company entered into a Stock Purchase Agreement with Digital Investors, L.L.C. ("Investor"). Pursuant to the Stock Purchase Agreement between the Company and Investor, the Company will sell a total of 4,500,000 shares of newly issued Common Stock to Investor for $1,575.000 in cash. Under the terms of the Stock Purchase Agreement, the Company sold 1,400,000 shares of newly issue Common Stock to Investor for $490,000 in cash on February 23, 2001 (the "First Tranche"). The Company will sell an additional 3,100,000 shares of newly issued Common Stock to Investor for $1,085,000 in cash (the "Second Tranche"). Consummation of the Second Tranche is conditioned on shareholder approval of (i) the increase in the Company's authorized shares, (ii) the terms of the proposed sale of the Common Stock to the Investor, and (iii) the filing by the Company of the Registration Statement with the SEC covering the shares of Common Stock sold to Investor in the First Tranche as well as the shares of Common Stock to be sold to Investor in the Second Tranche. The Stock Purchase Agreement also requires that three individuals nominated by Investor be appointed to the Company's Board of Directors immediately following the closing of the Second Tranche. If the Second Tranche of the Transaction is consummated, Investor's beneficial ownership of common Stock will increase from 12.9% as of Februrary 23, 2001 to 32.2%, and Investor will become the largest shareholder of the Company.

         The closing of the First Tranche (the "First Closing") occurred on February 23, 2001. The closing of the Second Tranche (the "Second Closing") is scheduled to take place within ten (10) days following the date on which the Registration Statement becomes effective.

         The 1,400,000 shares of Common Stock issued to Investor in the First Tranche were not registered under the federal or state securities laws and will bear a legend to such effect. Under such laws, the shares of Common Stock may not be offered, sold or transferred except (i) pursuant to an exemption from registration under the Securities Ace and such other applicable laws, and then only upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company that such transaction does not require registration under the Securities Act, or (ii) pursuant to an effective registration statement under the Securities Act.

         The Company has agreed, through its Board of Directors, to appoint a total of three individuals nominated by Investor to the Company's Board of Directors. There are currently four (4) Directors of the Company, one of which has been nominated by Investor.

         Investor's obligation to close the Second Tranche is subject to the satisfaction at or prior to the Second Closing of the following conditions: (1) the Company shall have filed with the SEC the Registration Statement and such Registration Statement shall have been declared effective by the SEC; (2) Richard F. Craven, Byron Shaffer and Investor shall have executed the Stock Voting Agreement attached to the Purchase Agreement; (3) the representations and warranties made by the Company in Section 2.1 of the Stock Purchase Agreement shall be true on and as of the Second Closing.

         The Stock Purchase Agreement may be terminated at any time prior to the Second Closing: (1) by the mutual consent of the Company and Investor; (2) by either the Company or Investor by a written notice to the other if the Second Closing has not occurred on or prior to September 30, 2001 and the failure to consummate the Transaction on or before such date did not result from any breach of the Stock Purchase Agreement by the party seeking termination.

         Each of the parties has agreed to bear its own fees, costs and expenses incurred in connection with the transaction.

         In addition to the Stock Purchase Agreement, on Februrary 23, 2001, the Company entered into a Marketing Agreement with RSI Marketing, L.L.C. ("RSIM") granting to RSIM exclusive rights to market the Company's products in North America, and a Management and Consulting Agreement with Active Management, L.L.C. ("AM"), granting to AM the authority to perform certain management services on behalf of the Company, including hiring of management personnel. The warrant shares listed in the table above were granted to RSIM and AM, respectively, in conjunction with the execution of these agreements.

         Except as described above, none of the Selling Shareholders has had during the past three years any material relationship with the Company.


                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be sold from time to time by the selling shareholders named in the above table or persons receiving shares from the selling shareholders as gifts or pledges after the date of this prospectus. If we are notified that a recipient of shares as a gift or pledge intends to sell more than 500 shares, we will file a supplement to this prospectus with the SEC. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered by this prospectus. Selling shareholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of their shares.

         Selling shareholders may sell shares from time to time in one or more types of transactions, including block transactions, in the over-the-counter markets, in negotiated transactions, through put or call options on the shares and through short sales of shares. Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Selling shareholders may sell shares directly to purchasers or to or through broker-dealers as principals or agents. These broker-dealers may be compensated through discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. We have agreed to indemnify each selling shareholder against particular liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against particular liabilities, including liabilities arising under the Securities Act.

         Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares under this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.


                          DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock is qualified in its entirety by reference to our Amended Articles of incorporation, our bylaws, and Nevada law.

GENERAL

         Our authorized capital stock consists of 50,000,000 shares with $0.01 per share par value and 5,000,000 shares of undesignated preferred stock with $.01 par value.

COMMON STOCK

         As of May 31, 2001, we had approximately 11,311,838 shares of common stock outstanding. No share of common stock is entitled to preference over any other share of common stock. Each outstanding share of common stock is entitled to one vote except as may be otherwise required by Nevada law. There is no cumulative voting for the election of directors and holders of our common stock are not entitled to preemptive rights.

         All outstanding shares of common stock are fully paid and non-assessable. Holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefore, and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have not paid cash dividends on our common stock, and do not expect to pay dividends in the foreseeable future.

PREFERRED STOCK

         There are currently no shares of Preferred stock issued or outstanding. The Board of Directors may create one or more series of Preferred Stock having such designations, rights, preferences, voting power, dividend rights and such other attributes as may be specified in the resolution of the Board creating such series.

OPTIONS AND WARRANTS

       As of May 31, 2001 we have outstanding options to purchase approximately 1,304,050 shares of common stock and outstanding warrants to purchase approximately 2,582,000 shares of common stock at exercise prices ranging from $.38 to $8.00 per share with expiration dates ranging from April, 2002 to January, 2011.

NEVADA TAKEOVER LEGISLATION

         Sections 78.411-78.444 of the General Corporation law of Nevada ("Business Combination Statute") are applicable to us since we have 200 or more stockholders. These provisions may make it more difficult to effect certain transactions between a corporation and a person or group who owns 10% or more of the corporation's outstanding voting stock, including rights to acquire stock, or a person who is an affiliate or associate of the corporation and who was the owner of 10% or more of such voting stock at any time within three years immediately prior to the date in question ("Interested Stockholder"). The Business Combination Statute prevents the following transactions between the corporation and the Interested Stockholder for three years following the date the stockholder became a 10% or more holder of the corporation's voting stock, unless certain conditions are met: (i) any merger or consolidation; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the corporation's assets having a total market value equal to 10% or more of the total market value of all the assets of the corporation; or 5% or more of the total market value of all outstanding shares of the corporation or representing 10% or more of the earning power of the corporation; (iii) the issuance or transfer by the corporation of any shares of the corporation that have an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation to stockholders except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation; (iv) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by, or under any agreement or arrangement or understanding, whether or not in writing, with the Interested Stockholder; (v) any reclassification of securities, recapitalization, merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares owned by the Interested Stockholder, and (vi) any receipt by the Interested Stockholder of the benefit, except proportionally as a stockholder of the corporation, of any loan or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.
         The three year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the Board of Directors of the corporation prior to the date the stockholder became an Interested Stockholder.


                                     EXPERTS

         Virchow, Krause & Company, LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the year ended June 30, 2000 as set forth in their report. These financial statements are incorporated by reference in this prospectus in reliance upon Virchow, Krause & Company, LLP's report, given on their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

         1. Our Proxy Statement for our 2000 Annual Meeting of shareholders;

         2. Our Proxy Statement for our Special Meeting of shareholders on May 23, 2001;

         3. Our Annual Report on Form 10-KSB for our fiscal year ended June 30, 2000;

         4. Our Quarterly Reports on Form 10-QSB for our fiscal quarters ended September 30, 2000, December 31, 2000, and March 31, 2001, respectively;

         5. Our Current Report on Form 8-K regarding the merger of RSI Systems, Inc. with and into Viseon, Inc.

         This prospectus is being delivered with a copy of the Company's most recent annual report on form 10-KSB and most recent quarterly report on Form 10-QSB and related amendment filed on Form 10-QSB/A. In addition, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.

         You may request a copy of our filings, at no cost, by writing or telephoning our Chief Financial Officer at the following address:

                  James D. Hanzlik
                  Chief Financial Officer
                  Viseon, Inc.
                  5593 West 78th Street
                  Edina, Minnesota 55439
                  952-896-3020

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided or incorporated by reference in this prospectus. We have authorized no one to provide information other than that provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference herein is accurate as of any date other than the date on the front of the document.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

       Our Amended Articles of Incorporation limit the personal liability of our directors. Specifically, our directors will not be personally liable to us or our shareholders for damages for breach of their fiduciary duties as directors, except to the extent that the elimination or limitation of liability is in contravention of Nevada law. This provision will generally not limit liability under state or federal securities law.

         Section 78.7502 and Section 78.751 of the General Corporation law of Nevada law provide for the indemnification of officers and directors of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

         Our bylaws provide that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by applicable law.

         We maintain an insurance policy covering director and officer liability.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

======================================    ======================================




PROSPECTIVE INVESTORS MAY RELY ONLY ON                 VISEON, INC.
THE INFORMATION CONTAINED IN THIS
PROSPECTUS. VISEON, INC. HAS NOT
AUTHORIZED ANYONE TO PROVIDE
PROSPECTIVE INVESTORS WITH INFORMATION
DIFFERENT FORM THAT CONTAINED IN THIS
PROSPECTUS. THE INFORMATION IN THIS
PROSPECTUS IS CORRECT ONLY AS OF THE
DATE OF THIS PROSPECTUS, REGARDLESS OF
THE TIME OF DELIVERY OF THIS                         6,000,000 SHARES
PROSPECTUS OR ANY SALE OF THESE                             OF
SECURITIES.                                            COMMON STOCK







                                                   --------------------

                                                        PROSPECTUS

                                                   --------------------











                                                    ____________, 2001


UNTIL __________________, ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT
PARTICIPATING IN THIS OFFERING, MAY BE
REQUIRED TO DELIVER A PROSPECTUS. THIS
IS IN ADDITION TO THE DEALERS'
OBLIGATION TO DELIVER A PROSPECTUS
WHEN ACTING AS UNDERWRITERS AND WITH
RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.


======================================    ======================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

         The following expenses will be paid by Viseon in connection with the distribution of the shares registered hereby. Viseon is paying all of the selling shareholders' expenses related to this offering, except the selling shareholders will pay any applicable broker's commissions and expenses, transfer taxes, as well as fees and disbursements of counsel and experts for the selling shareholders. All of such expenses, except for the SEC Registration Fee, are estimated.

                  SEC Registration Fee ...................................$1,410
                  Legal Fees and Expenses ...............................$10,000
                  Accountants' Fees and Expenses .........................$1,000
                  Printing Expenses ......................................$5,000
                  Miscellaneous ............................................$300
                           Total ........................................$17,710

Item 15. Indemnification of Directors and Officers.

         Section 78.7502 and Section 78.751 of the General Corporation law of Nevada law provide for the indemnification of officers and directors of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations.

       Provisions regarding indemnification of officers and directors of Viseon are contained in Article VI of Viseon's Amended Articles of Incorporation, AND IN SECTION 8.07 OF VISEON'S BYLAWS, AS AMENDED, BOTH OF which are incorporated herein by reference.

         In addition to providing indemnification as outlined above, Viseon also purchases individual insurance coverage for its directors and officers. Subject to the stated conditions, the policy insures the directors and officers of Viseon against liability arising out of actions taken in their official capacities. To the extent that such actions cannot be indemnified by Viseon, the policy provides individual liability insurance protection to the officers and directors of Viseon.

       As permitted by Nevada law, Viseon's Amended Articles of Incorporation provide that a director shall not have personal liability to Viseon or its shareholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.


Item 16. Exhibits

Exhibit
Number        Description of Exhibits
------        -----------------------

2.1           Plan of Merger between RSI Systems, Inc. and Viseon, Inc. Filed as
              Exhibit 10.40 to the Company's March 2001 10-QSB and incorporated herein by reference.

3.1+          Articles of Incorporation of Viseon, Inc.

3.2 Certificate of Amendment of Articles of Incorporation of Viseon, Inc., dated May 24, 2001 - previously filed.

3.3+          Bylaws of Viseon, Inc.

4.1 Form of Warrant granted to RSI Marketing, LLC. Filed as Exhibit A to Exhibit 10.36 to the Company's March 31, 2001 10-QSB and incorporated herein by reference.

4.2 Form of Warrant granted to Active Management, LLC. Filed as Exhibit A to Exhibit 10.38 to the Company's March 31, 2001 10-QSB and incorporated herein by reference.

5.1 Opinion and Consent of Fredrikson & Byron, P.A. - previously filed.

10.1 1994 Stock Plan.* Filed as Exhibit 10.5 to the SB-2 Registration Statement and incorporated herein by reference.

10.2 Form of Inventions, Confidential Information and Non-Competition Agreement. Filed as Exhibit 10.2 to the SB-2 Registration Statement and incorporated herein by reference.

10.3          Letter of Credit Agreement, dated September 19, 1994. Filed as
              Exhibit 10.13 to the SB-2 Registration Statement and incorporated herein by reference.

10.4          Letter of Credit Agreement, dated December 13, 1994, as amended.
              Filed as Exhibit 10.14 to the SB-2 Registration Statement and incorporated herein by reference.

10.5 Link Technology Inc. Source Code Software License Agreement. Filed as Exhibit 10.15 to the SB-2 Registration Statement and incorporated herein by reference.

10.6 Design Royalty Agreement between the Company and Worrell Design Inc. Filed as Exhibit 10.16 to the SB-2 Registration Statement and incorporated herein by reference.

10.7 License Agreement with DSP Software Engineering, Inc. dated February 1, 1996. Filed as Exhibit 10.15 to the Form 10-KSB Annual Report of the Company for 1996, File No. 000-27106 (the "Company's 1996 10-KSB") and incorporated herein by reference.

10.8 Addendum to License Agreement with Link Technology, Inc. dated April 29, 1996. Filed as Exhibit 10.17 to the Company's 1996 10-KSB and incorporated herein by reference.

10.9 Employment Agreement between the Company and Donald Lies.* Filed as Exhibit 10.20 to the Company's 1996 10-KSB and incorporated herein by reference.

10.10         Manufacturing Agreement with Altron, Inc. dated August 28, 1996.
              Filed as Exhibit 10.21 to the Company's 1996 10-KSB and incorporated herein by reference.

10.11 Selling Agency Agreement with Miller Johnson & Kuehn Incorporated dated August 22, 1996. Filed as Exhibit 10.23 to the Company's 1996 10-KSB and incorporated herein by reference.

10.12 Shareholder Agreement dated April 30, 1996. Filed as Exhibit 10.24 to the Company's 1996 10-KSB and incorporated herein by reference.

10.13 New Employee Inventions, Confidentiality and Non-compete Agreement Filed as Exhibit 10.13 to the Form 10-KSB Annual Report of the Company for 1997, File No. 000-27106 (the "Company's 1997 10-KSB") and incorporated herein by reference.

10.14 Non-Qualified Stock Option Agreement with Donald C. Lies.* Filed as Exhibit 10.14 to the Company's 1997 10-KSB and incorporated herein by reference

10.15         Restricted Stock Agreement with Donald C. Lies.* Filed as Exhibit
              10.15 to the Company's 1997 10-KSB and incorporated herein by reference

10.16         Qualified Stock Option Agreement with Donald C. Lies.* Filed as
              Exhibit 10.16 to the Company's 1997 10-KSB and incorporated herein by reference

10.17 Termination of Stock Purchase and Subscription Agreement.* Filed as Exhibit 10.17 to the Company's 1997 10-KSB and incorporated herein by reference

10.18 Norwest Loan Agreement. Filed as Exhibit 10.18 to the Company's 1997 10-KSB and incorporated herein by reference

10.19 Selling Agency Agreement with Miller Johnson & Kuehn Incorporated dated December 29, 1997. Filed as Exhibit 10.19 to the Form 10-KSB Annual Report of the Company for 1998, File No. 000-27106 (the "Company's 1998 10-KSB") and incorporated herein by reference.

10.20 Amended and Restated Credit and Security Agreement (Norwest Bank Minnesota, N. A.) Filed as Exhibit 10.20 to the Company's 1998 10-KSB and incorporated herein by reference.

10.21 Amended and Restated Credit and Security Agreement (Norwest Business Credit, Inc.). Filed as Exhibit 10.21 to the Company's 1998 10-KSB and incorporated herein by reference

10.22 First Amendment to the Eximbank guaranteed Amended and Restated Credit and Security Agreement. Filed as Exhibit 10.22 to the Company's 1998 10-KSB and incorporated herein by reference

10.23 Second Amendment to Amended & Restated Credit & Security Agreement. Filed as Exhibit 10.23 to the Form 10-KSB Annual Report of the Company for 1999, File No. 000-27106 (the "Company's 1999 10-KSB") and incorporated herein by reference

10.24         Third Amendment to Amended & Restated Credit & Security Agreement.
              Filed as Exhibit 10.24 to the Company's 1999 10-KSB and incorporated herein by reference

10.25         First Amendment to Patent & Trademark Security Agreement. Filed as
              Exhibit 10.25 to the Company's 1999 10-KSB and incorporated herein by reference

10.26         First Amendment to Patent & Trademark Security Agreement. Filed as
              Exhibit 10.26 to the Company's 1999 10-KSB and incorporated herein by reference

10.27 Severance Agreement Between the Company and Donald C. Lies. Filed as Exhibit 10.27 to the Company's 1999 10-KSB and incorporated herein by reference

10.28 Fourth Amendment to Amended and Restated Credit and Security Agreement and Waiver of Defaults (Wells Fargo Business Credit, N.A.). Filed as Exhibit 10.28 to the Form 10-KSB Annual Report of the Company for 2000, File No. 000-27106 (the "Company's 2000 10-KSB") and incorporated herein by reference.

10.29 Second Amended and Restated Credit and Security Agreement (Wells Fargo Bank Minnesota, N.A.). Filed as Exhibit 10.29 to the Company's 2000 10-KSB and incorporated herein by reference.

10.30 Export Import Bank of the United States Working Capital Guarantee Program, Borrower Agreement. Filed as Exhibit 10.30 to the Company's 2000 10-KSB and incorporated herein by reference.

10.31 Note Payable to Richard F. Craven. Filed as Exhibit 10.31 to the Company's 2000 10-KSB and incorporated herein by reference.

10.32 Modified Separation and Severance Agreement between the Company and Donald C. Lies. Filed as Exhibit 10.32 to the Company's 2000 10-KSB and incorporated herein by reference

10.33 Note Payable to Richard F. Craven. Filed as Exhibit 10.33 to the Form 10-QSB Quarterly Report of the Company for Period ended December 31, 2000, File No. 000-27106 (the "Company's December 2000 10-QSB") and incorporated herein by reference.

10.34 Note Payable to Richard F. Craven. Filed as Exhibit 10.34 to the Company's December 2000 10-QSB and incorporated herein by reference.

10.35 Stock Purchase Agreement by and between Company and Digital Investors, L.L.C., dated as of February 23, 2001. Filed as Exhibit
              10.33 to Company's March 2001 10-QSB and incorporated herein by reference.

10.36 Shareholder Voting Agreement by and between Company and Digital Investors, L.L.C., Richard F. Craven and Byron G. Shaffer, dated as of February 23, 2001. Filed as Exhibit 10.34 to Company's March 2001 10-QSB and incorporated herein by reference.

10.37 Registration Rights Agreement by and between Company and Digital Investors, L.L.C., dated as of February 23, 2001. Filed as Exhibit
              10.35 to Company's March 2001 10-QSB and incorporated herein by reference.

10.38 Marketing Agreement by and between Company and RSI Marketing, L.L.C., dated as of February 23, 2001. Filed as Exhibit 10.36 to Company's March 2001 10-QSB and incorporated herein by reference.

10.39 Registration Rights Agreement by and between Company and RSI Marketing, L.L.C., dated as of February 23, 2001. Filed as Exhibit
              10.37 to Company's March 2001 10-QSB and incorporated herein by reference.

10.40 Management and Consulting Agreement by and between Company and Active Management, L.L.C., dated as of February 23, 2001. Filed as
              Exhibit 10.38 to Company's March 2001 10-QSB and incorporated herein by reference.

10.41 Registration Rights Agreement by and between the Company and Active Management, L.L.C., dated as of February 23, 2001. Filed as
              Exhibit 10.39 to Company's March 2001 10-QSB and incorporated herein by reference.

10.42 Asset Purchase Agreement with King Research, LLC, dated April 12, 2001. Filed as Exhibit 10.41 to Company's March 2001 10-QSB and incorporated herein by reference.

10.43 Licensing and Manufacturing Agreement with Mike Prell and Mike Prell d/b/a Dalas Computer Recovery, dated April 12, 2001. Filed as Exhibit 10.42 to Company's March 2001 10-QSB and incorporated herein by reference.

10.44 Non-Competition, Confidentiality and Assignment Agreement with King Research, LLC, and Jeff Clem, dated April 12, 2001. Filed as
              Exhibit 10.43 to Company's March 2001 10-QSB and incorporated herein by reference.

10.45 Non-Competition, Confidentiality and Assignment Agreement with King Research, LLC, dated April 12, 2001. Filed as Exhibit 10.44 to Company's March 2001 10-QSB and incorporated herein by reference.

10.46 Non-Competition, Confidentiality and Assignment Agreement with King Research, LLC, Mike Prell and Mike Prell d/b/a Dallas Computer Recovery, dated April 12, 2001. Filed as Exhibit 10.45 to Company's March 2001 10-QSB and incorporated herein by reference.

10.47 Non-Competition, Confidentiality and Assignment Agreement with King Research, LLC, and Andrew Seards, dated April 12, 2001. Filed as Exhibit 10.46 to Company's March 2001 10-QSB and incorporated herein by reference.

21.1 Subsidiary of the Registrant. Filed as Exhibit 21.1 to the Company's 1996 10-KSB and incorporated herein by reference.

21.2 Subsidiary of Registrant. Filed as Exhibit 21.2 to the Company's December 2000 10-QSB and incorporated herein by reference.

23.1+         Consent of KPMG LLP.

23.2+ Consent of Virchow, Krause & Company, LLP (Formerly Lund Koehler Cox & Arkema, LLP)

23.3 Consent of Fredrikson & Byron, P.A.. (included in Exhibit 5.1) - previously filed.

24.1+ Power of attorney from directors (included in signature page of this Registration Statement).


---------------------
+ Filed herewith.
* Denotes an exhibit that covers management contracts or compensatory plans or arrangements.

Item 17. Undertakings.

         (a)      The undersigned small business issuer hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) Include any additional or changed material information on the plan of distribution;

                  (2) That, for determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

                  (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Pre Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edina, State of Minnesota, on July 25, 2001.

                                        Viseon, Inc.

                                        By    /s/ Richard F. Craven
                                          --------------------------------------
                                                Richard F. Craven
                                              Chairman of the Board

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                    EXHIBITS
                                       to
                         Pre Effective Amendment No. 1
                                       to
                         Form S-2 Registration Statement

                                ----------------


                                  Viseon, Inc.
             (Exact name of Registrant as specified in its charter)

                                ----------------

                                      INDEX

Exhibit

3.1           Articles of Incorporation of Viseon, Inc.

3.2 Certificate of Amendment of Articles of Incorporation of Viseon, Inc., dated May 24, 2001 - previously filed.

3.3           Bylaws of Viseon, Inc.

5.1 Opinion and Consent of Fredrikson & Byron, P.A. - previously filed.

23.1          Consent of KPMG LLP.

23.2 Consent of Virchow, Krause & Company, LLP (Formerly Lund Koehler Cox & Arkema, LLP)

23.3 Consent of Fredrikson & Byron, P.A.. (included in Exhibit 5.1) - previously filed.

24.1 Power of attorney from directors (included in signature page of this Registration Statement).